[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

March 14, 2013

VIA HAND AND BY EDGAR

Pamela Long

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

RE:	SeaCube Container Leasing Ltd.
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed: February 28, 2013
File No.: 001-34931

Dear Ms. Long:

On behalf of SeaCube Container Leasing Ltd., a Bermuda exempted company (the “Company”), enclosed is a copy of Amendment No. 2 (the “Amendment”) to the above-referenced Preliminary Proxy Statement, as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from Amendment No. 1 to the Preliminary Proxy Statement filed with the Commission on February 28, 2013.

The changes reflected in the Amendment include those made in response to the comments (the “Comments”) of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of March 8, 2013 (the “Comment Letter”). The Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Company’s responses to the Comments raised in the Comment Letter. For the convenience of the Staff, the Company has restated in this letter each of the Comments and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter. Capitalized terms used and not defined have the meanings given in the Amendment. All references to page numbers and captions (other than those in the Comments) correspond to the page numbers included in the Amendment.

Pamela Long

Securities and Exchange Commission

March 14, 2013

General

1.	We note your response to comment one of our letter dated February 22, 2013. In particular, we note your statement that the negotiations were at arms-length and that the sale process, including the selection of the buyer and the negotiation of the amalgamation agreement, was led by the board of directors. Please provide us with further analysis as to the applicability of Rule 13e-3 to your transaction. In your analysis, please address the following:

•

The specific involvement of management, including Messrs. Kwok and Bishop, and Ms. Leach, in the sale and negotiation process, including your disclosure under “Background of the Amalgamation” noting that management (1) developed the list of potential buyers, including OTPP, (2) made multiple presentations to OTPP, (3) participated in the board meetings at which the sale process and the amalgamation agreement were discussed, and (4) was authorized by the board of directors to negotiate the proposed final terms of the amalgamation agreement;

•

The timing of the management’s negotiation of continued employment and commitments to invest in the amalgamated company, including that these negotiations took place throughout the sale process and prior to the selection of the buyer and resulted in alterations in existing agreements that were favorable to management; and

•

Ms. Leach’s prior employment with CLI, a wholly-owned subsidiary of Seacastle, in light of your statement that the officer’s ability to design the transaction to accommodate their personal interests was limited by the fact that Seacastle indirectly controls the board and is the company’s largest shareholder.

As noted in the Company’s previous response and as described in the Preliminary Proxy Statement, pursuant to the Agreement and Plan of Amalgamation (the “Amalgamation Agreement”) by and among the Company, 2357575 Ontario Limited (“Buyer”), a subsidiary of Ontario Teachers’ Pension Plan Board (“OTPP”), and SC Acquisitionco Ltd., a subsidiary of Buyer (“Acquisition Sub”), the Company and Acquisition Sub will amalgamate (the “Amalgamation”), the Company will continue as the amalgamated company and a subsidiary of Buyer, and the Company’s common shares will be delisted from the New York Stock Exchange and deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As noted in the Company’s previous response and as described in the Preliminary Proxy Statement, certain executive officers of the Company have entered into agreements regarding their continued employment by the amalgamated company and the Company’s Chief Executive Officer and General Counsel have committed to invest in the equity of the amalgamated company.

Pamela Long

Securities and Exchange Commission

March 14, 2013

Notwithstanding the foregoing, the Company respectfully submits that it believes that Exchange Act Rule 13e-3 (“Rule 13e-3”) is inapplicable to the Amalgamation, and that none of the executive officers of the Company are Schedule 13E-3 filing persons in connection with the Amalgamation. The Company believes that the Amalgamation is not a going private transaction for purposes of Rule 13e-3 because (i) the Amalgamation resulted from arms-length negotiations with an unaffiliated third party and (ii) the executive officers of the Company should not be deemed to be “engaged in” the Amalgamation nor should they be considered affiliates of Buyer who exerted control or influence on the sale process.

The Specific Involvement of Management in the Sale and Negotiation Process

As noted in the Company’s previous response, in contrast to the circumstances described in the Commission’s Interpretive Release Relating to Going Private Transactions under Rule 13e-3 (Release No. 34-17719, April 13, 1981), the Amalgamation is an arms-length transaction between unaffiliated parties that was negotiated under the direction and supervision of the Company’s board of directors (the “Company Board”), comprised of a majority of members designated by the Company’s largest shareholder. Although Joseph Kwok, the Company’s Chief Executive Offer, Lisa Leach, the Company’s General Counsel, and Stephen Bishop, the Company’s Chief Financial Officer and Chief Operating Officer (collectively, “Company Management”), were involved in the activities cited by the Staff in the Comment Letter, we maintain our position that no members of Company Management are “engaged in” the transaction with Buyer. Furthermore, no members of the Company Management exerted control or influence over the sale process. The Company Board had unfettered control over the sale and negotiation process, and Company Management participated in the sale process only in a limited role and pursuant to the express instructions of the Company Board.

The specified activities cited by the Staff in the Comment Letter are common activities for management of companies involved in a potential acquisition transaction and were conducted under the oversight and supervision of the Company Board. The continuation of employment and the minimal equity ownership by Company Management in the amalgamated company following the Amalgamation are, alone, insufficient under the Staff’s previous guidance (including Note 6 to Release No. 34-16075 and Section 201.06 of the Going Private Transaction, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations) to result in such persons being deemed to be “engaged in” the transaction or “affiliates” of OTPP, the prevailing bidder in a competitive and arms-length sale process, with whom no member of Company Management had any prior relationship.

The Company Board instructed Company Management to participate with representatives of Deutsche Bank Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, the Company’s financial advisors, in the identification of potential strategic and financial buyers for the Company, which included OTPP. OTPP was not known to Company Management at such time and was identified by the Company’s financial advisors as a potential buyer. The Company Board and the Company’s financial advisors believed it was important to solicit the input of the Company Management in identifying potential buyers for the Company, as Company Management possessed industry expertise and detailed knowledge of the competitive landscape in the container leasing industry. Company Management’s actions were conducted at the direction, and under the supervision, of the Company Board, and Company Management took no action to limit or restrict the potential bidders to be contacted in the sale process.

Pamela Long

Securities and Exchange Commission

March 14, 2013

At the instruction of the Company Board, Company Management made multiple due diligence presentations to bidders in the sale process, including OTPP. The due diligence process and information presented to bidders was coordinated by the Company’s financial advisors in a manner customary for any sale process.

Company Management participated in the Company Board meetings at which the sale process and Amalgamation Agreement were discussed. The Company Board did not exclude Mr. Kwok from discussions regarding the sale process and Amalgamation Agreement as he had no prior relationship with any bidder, and the Company Board believed Mr. Kwok’s understanding of the container leasing industry was important to the Company Board’s analysis and review of each proposal. Other members of the Company Management were invited from time to time to join portions of the Company Board meetings, as the Company Board believed it was important to receive reports from them periodically as to developments in the Company’s business, as well as reports on the due diligence process. The participation of Company Management in meetings of the Company Board was of a limited nature, customary for any sale process and did not result in any influence by Company Management on the sale process. In addition, after discussions between OTPP and Company Management were authorized by the Company Board, the Company Board required Company Management to report regularly to the directors on the status of their employment discussions with OTPP (which employment discussions, as described below, were a customary condition to signing). The Company Board believed that such oversight and supervision of Company Management’s discussions was an appropriate safeguard to the sale process, while addressing the requirements of OTPP, the bidder that had submitted a preliminary indication of interest with the highest all-cash price.

The Company Board controlled and closely supervised the negotiation of the Amalgamation Agreement, and did not authorize Company Management to engage in negotiations with any bidders, including OTPP, relating to the purchase price to be paid by such bidders for the Company. All discussions with potential buyers relating to the purchase price were conducted by the Company’s financial advisors at the direction of the Company Board. Ms. Leach, due to her significant involvement in the due diligence process, participated with the Company’s outside legal counsel in telephonic conferences with outside legal counsel to OTPP in which the final terms of the Amalgamation Agreement were discussed. The Company’s outside legal counsel followed the instructions of the Company Board in resolving open issues and negotiating the final terms of the Amalgamation Agreement with OTPP’s outside legal counsel. The final terms of the Amalgamation Agreement negotiated by the Company’s outside legal counsel were subject to the review of the Company Board, and its subsequent approval.

Pamela Long

Securities and Exchange Commission

March 14, 2013

The Timing of Management’s Negotiation of Continued Employment and Commitments to Invest in the Amalgamated Company

As disclosed in the Preliminary Proxy Statement, OTPP conditioned its proposal to acquire the Company on reaching agreement with Company Management on the terms of their continued employment and their commitments to invest in the amalgamated company. Such arrangements to ensure the continuity of management are customary in acquisitions involving financial buyers such as OTPP, as OTPP has no prior operational experience in the container leasing industry and is relying on Company Management to operate the business post-closing. Furthermore, it is customary in transactions involving financial buyers that such arrangements, as was done here, are negotiated in parallel with definitive transaction documentation to make the potential acquirer comfortable that the target will be able to operate as a going concern post-closing.

After receipt of the preliminary indications of interest from OTPP and the other bidders, the Company Board confirmed that Company Management had no prior relationships with OTPP or its affiliates, and authorized Company Management to discuss employment and investment arrangements with OTPP. As previously noted, the Company Board required Company Management to keep it apprised of the status of such discussions. The negotiations between OTPP and Company Management with respect to post-closing employment and incentive arrangements had no influence on the Company Board’s selection of the winning bidder, which was based entirely on the highest all-cash purchase price offered. Arrangements with Company Management were only finalized after the Company Board had authorized exclusivity with OTPP.

Alterations to the existing agreements of Company Management are customary in acquisitions by financial buyers, such as OTPP, that depend on the continuity of management to carry on the business of the acquired company post-closing and do not provide any significant incremental benefits to Company Management over their existing arrangements with the Company. The letter agreement entered into by Mr. Kwok is a continuation of his existing arrangement — Mr. Kwok’s salary remained unchanged from his 2013 salary, and his maximum annual bonus has been capped. Ms. Leach does not currently have an employment agreement with the Company. In order to assure her continued employment with the Company, OTPP required Ms. Leach to commit to the terms of her continued employment, which include an insignificant increase ($285,000 to $288,000) in her current annual salary and a cap on the maximum annual bonus she may receive. As noted in our previous response, the letter agreements that Mr. Kwok and Ms. Leach entered into with Buyer, which required them to invest modest amounts in the amalgamated company, will not result in either officer owning a significant amount of equity in the amalgamated company. In addition, such equity will be non-voting with respect to the selection of directors of the amalgamated company and, together with the low ownership percentage the equity amounts to, will not allow Mr. Kwok or Ms. Leach to exert control over the amalgamated company. The negotiation of such arrangements was at arms-length, and the modest investments by Mr. Kwok and Ms. Leach in the amalgamated company were required by OTPP to ensure the executives’ continued commitment to the success of the amalgamated company after closing.

Pamela Long

Securities and Exchange Commission

March 14, 2013

Ms. Leach’s Employment with Container Leasing International LLC

Ms. Leach is employed by Container Leasing International, LLC (d/b/a Carlisle Leasing International, LLC, Seacastle Container Leasing, LLC and/or SeaCube Containers LLC) (“CLI”). As described below, CLI is no longer a wholly owned subsidiary of Seacastle Inc. (“Seacastle”); rather, CLI is an indirect wholly owned subsidiary of the Company and is the entity through which the Company conducts all of its operations.

CLI was founded in 1993 and was acquired by an affiliate of Fortress Investment Group LLC (“Fortress”) in 2006. In March 2010, as part of a series of intercompany transactions effected in advance of, and in preparation for, the Company’s initial public offering, among other things, (i) the Company was formed as a holding company to indirectly hold the interests in, and conduct all of its operations through, CLI and CLI’s operating subsidiaries, (ii) all of the equity interests in CLI were transferred from Seacastle Operating Company Ltd., a wholly owned subsidiary of Seacastle, to an indirect wholly owned subsidiary of the Company and (iii) Ms. Leach became the Company’s Vice President and General Counsel and remained employed by CLI.

Seacastle Operating Company Ltd. owns approximately 42% of the Company’s issued and outstanding common shares. Seacastle is owned by private equity funds that are managed by affiliates of Fortress, and by certain employees of Seacastle. CLI, as an indirect wholly owned subsidiary of the Company, exerts no control over Seacastle. Ms. Leach is not an officer of Seacastle and has no ownership interest in Seacastle. Accordingly, Ms. Leach’s employment with CLI does not give her the ability to design a transaction to accommodate her personal interests.

Conclusion

As noted in the Company’s previous response, the Company believes that the present circumstances are not ones in which affiliates are “standing on both sides of the transaction.” The facts and circumstances surrounding the proposed Amalgamation, including the specific circumstances cited by the Staff in the Comment Letter, illustrate the absence of any control relationship between Buyer, on the one hand, and the Company or Company Management, on the other hand, that could give rise to the concerns that Rule 13e-3 was designed to address.

In short, the Amalgamation is an arms-length transaction between unaffiliated parties that was negotiated under the direction and supervision of the Company Board, comprised of a majority of members designated by the Company’s largest shareholder. For the reasons discussed in this letter, the Company respectfully submits that the proposed Amalgamation is not a Rule 13e-3 transaction.

Furthermore, as noted in the Company’s previous response the Company does not believe that the potential de minimus equity ownership of Mr. Kwok or Ms. Leach in the Amalgamated Company or the continuation by the Company Management in their current management capacities following the Amalgamation should result in this transaction being deemed a Rule 13e-3 transaction.

Pamela Long

Securities and Exchange Commission

March 14, 2013

The Amalgamation, page 24

2.	We note your revisions in response to comment two of our letter dated February 22, 2013. Please further revise your disclosure to explain specifically why the Board believed that the public markets did not fully value the company.

The Company respectfully advises the Staff that it has revised the disclosure on page 26 to explain why the Company Board believed that the public markets did not fully value the Company.

Pamela Long

Securities and Exchange Commission

March 14, 2013

* * * * *

Please contact the undersigned at (212) 735-3050 should you require further information or have any questions.

Very truly yours,

/s/ Joseph A. Coco
Joseph A. Coco

cc:	Lisa D. Leach, Esq., General Counsel, SeaCube Container Leasing Ltd.